SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32457; File No. 812-14149

Allstate Assurance Company, <u>et al</u>; Notice of Application

January 27, 2017

<u>Agency</u>: Securities and Exchange Commission ("SEC" or "Commission").

<u>Action</u>: Notice of Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act"), exempting Allstate Assurance Company Separate Account B from all provisions of the Act, subject to certain conditions.

<u>Applicants</u>: Allstate Assurance Company (the "Company") and Allstate Assurance Company Separate Account B (the "Separate Account," and together with the Company, the "Applicants").

<u>Summary of Application</u>: The Applicants seek an order pursuant to Section 6(c) of the 1940 Act, exempting the Separate Account from all provisions of the l940 Act, subject to certain conditions.

<u>Filing Date</u>: The application was filed on April 12, 2013, and amended and restated on February 18, 2014, August 20, 2015 and November 21, 2016**.**

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by **5:30 p.m. on February 21, 2017**, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants:

Allstate Assurance Company and Allstate Assurance Company Separate Account B, 3100

Sanders Road, Suite J5B, Northbrook, IL 60062.

For Further Information Contact: Sally Samuel, Branch Chief, Disclosure Review and

Accounting Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

I.   Applicants' Representations:

1.   The Separate Account was established as a managed separate account of the Company on

August 21, 1967, for the purpose of funding certain variable annuity contracts (the "Contracts").

The Separate Account is registered as an open-end management investment company under the

Act (File No. 811-01525).

2.   The Separate Account has retained Provident Investment Management, LLC, to serve as

the investment adviser to the Separate Account and The Variable Annuity Life Insurance

Company and The Paul Revere Life Insurance Company to provide administrative services to the

Separate Account. A Board of Managers, a majority of which consists of persons who are

independent of the Separate Account within the meaning of the Act, currently oversees the

Separate Account's operations.

3.   The Separate Account is one of two investment options available under the Contracts.

The other investment option under the Contracts is the Company's general account, which pays a

fixed rate of interest ("Fixed Account"). As of September 30, 2016, there were a total of 125 individual Contract owners, only 47 of whom were invested in the Separate Account. Contract owners may transfer account assets between the Fixed Account and the Separate Account but only once every 12 months.

4.   Redemptions have significantly reduced the Separate Account's assets over the past decade and are likely to continue notwithstanding any positive investment performance that may result in a net increase in the Separate Account's assets. As of September 30, 2016, the Separate Account had approximately $800,000 in total net assets.

5.   The public offering of the Contracts under the Securities Act of 1933 ("Securities Act") was initially registered in 1967 (File No. 2-27135). The Company discontinued the sale of new Contracts in 1984. Although the Contracts allow Contract owners to make additional contributions, the Company has not received an additional contribution under the Contracts since November 2006, which was allocated to the Fixed Account. No contributions or transfers have been allocated to the Separate Account since 2002. The Company has no intention of offering the Contracts to new purchasers, and conducts no solicitation or marketing activities with respect to the Contracts.

II. Applicants' Legal Analysis:

1.   Applicants respectfully request that the Commission, pursuant to Section 6(c) of the Act, issue an Order granting an exemption from all provisions of the Act, subject to the conditions set out in Section III, below. Applicants believe, based on the grounds set out in the application, that the requested exemption meets the standards of Section 6(c) of the Act.

2.   Section 6(c) of the Act authorizes the Commission to "conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from the provisions of [the Act] or of any rule or regulation thereunder, if and to the

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extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act.]"

3.   Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 3(c)(1) of the Act makes clear that Congress intended to exclude from the Act entities in which there is no significant public interest.[1] As noted above, only 47 individual beneficial owners are currently invested in the Separate Account, well below the 100 person limit of Section 3(c)(1). In addition, the Company discontinued the sale of new Contracts in 1984. Likewise, the Separate Account has not received any additional Contract owner money in over a decade. No salesperson is engaged in any solicitation or marketing activity with respect to the Contracts or the Separate Account, and no compensation is being paid for any such activity. The Company has no intention of offering the Contracts to new purchasers, or encouraging any investments in the Separate Account and will not do so if the Order is granted. Although the terms and conditions of the Contracts permit Contract owners to make future allocations to or investments in the Separate Account, Applicants assert that the Separate Account's historical experience strongly suggests that the likelihood of receiving any such allocation or investment is remote.

4.   In addition, Applicants state that Contract owners do not need the protections afforded by the Act. Applicants assert that Contract owners are adequately protected by the fact that their longstanding relationship with the Company of over 30 years is established by the terms and

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[1] H.R. Rep. No. 96-1341 at 35 (1980); S. Rep. No. 96-958 at 20 (1980). ("Section 3(c)(1) was intended to exclude from the Act private companies in which there is no significant public interest and which are therefore not appropriate subjects of federal regulation.")

conditions of the Contracts, which may not be changed without Contract owner approval except where permitted or required by applicable law. The Contracts, among other things, fix the fees and charges (including management fees) associated with the Separate Account, thus distinguishing the Separate Account from mutual funds whose expenses can change periodically. The Contracts also confer upon owners the right to receive at least annually a statement (a) reflecting the investment results for the prior year, (b) listing the investments of the Separate Account as of the date of the statement, and (c) reflecting the value of the accumulation units credited to the Contracts. Moreover, after the date of the Order requested by the application, Applicants will provide Contract owners with annual audited financial statements of the Company and the Separate Account pursuant to proposed condition 5 described below. In addition, the Contracts are governed by and administered according to state insurance law, which requires that the Company maintain in the Separate Account assets with a value at least equal to the reserves and other contract liabilities with respect to the Separate Account; that the income, gains and losses, realized or unrealized, from assets allocated to the Separate Account be credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company; and that assets of the Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account not be charged with liabilities arising out of any other business the Company may conduct. Furthermore, the requested relief would be subject to the other conditions described in Section III, below.

5.   Applicants state that there is very little Contract owner interest in the Separate Account. The last time a premium was received under a Contract was in November 2006, and the last time a premium or transfer was allocated to the Separate Account was in 2002. The Separate

Account's assets have been declining due to redemptions over the past decade and are likely to continue to decline as the result of redemptions.

6.   Applicants maintain that granting the requested relief would enable Applicants to avoid the difficulties of trying to efficiently manage the Separate Account in compliance with the diversification and other requirements of the Act as assets dwindle down to zero. Further, Applicants assert that granting the requested relief would enable Applicants to avoid the significant ongoing legal, accounting, and other costs of maintaining a registered investment company, which costs currently exceed the amount of revenues generated by the fees under the Contracts.

7.   Applicants submit that the relief is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III. Conditions:

Applicants consent to the following conditions to any Order issued by the Commission:

1.   The Company will continue to be responsible for satisfying all the obligations to Contract owners as specified under the terms of their Contracts. In addition, promptly after the issuance of the Notice of the application, the Company will deliver a written document to all Contract owners that will state that the Notice has been issued; that, consequently, after the order granting the relief requested in the Notice is issued, certain legal protections afforded to Contract owners allocating assets to an investment company registered under the Act no longer apply to them; that, nevertheless, the terms and conditions of such Contracts have not changed; and that the Company continues to be responsible for satisfying all the obligations to such Contract owners as specified under the terms of their Contracts. In the event a Contract owner transfers money from the Fixed Account to the Separate Account, the Company and the Separate Account will notify

such transferring Contract owner that the Separate Account is no longer a Separate Account registered under the Act and provide the Contract owner a one-time opportunity to transfer the money back into the Fixed Account prior to the 12 month holding period required by the Contracts. Any subsequent transfer by the same Contract owner from the Fixed Account to the Separate Account will be subject to the 12 month holding period required by the Contracts.

2.   The Company will continue to be responsible for maintaining records of the values under each owner's Contract, providing quarterly statements and transaction confirmations to Contract owners, and all other administrative functions in connection with the Separate Account. As in the past, the Company may retain one or more administrators to provide such services, but the Company will remain ultimately responsible therefor.

3.   The Separate Account will at all times continue to be operated in the manner contemplated by Rule 0-1(e)(1) and (2) under the Act. Specifically:

(a) the Separate Account will continue to be an account established and maintained by an insurance company pursuant to the laws of a state or territory of the United States under which income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the insurance company,

(b) the Separate Account shall be legally segregated and the assets of the Separate Account will, at the time during the year that adjustments in the reserves are made, have a value at least equal to the Company's reserves and other contract liabilities with respect to the Separate Account, and, at all other times, will have a value approximately equal to or in excess of such reserves and liabilities, and

(c) that portion of the Separate Account's assets having a value equal to such reserves and contract liabilities will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4.   The Company and the Separate Account will operate in compliance with applicable state insurance law, including but not limited to filing annual audited financial statements of the Company and the Separate Account with the insurance department of the Company's domiciliary state.

5.   The Company will provide Contract owners invested in the Separate Account with copies of the annual audited financial statements of the Company and the Separate Account.

6.   The Company and the Separate Account will not solicit additional contributions from Contract owners, or resume the sale of Contracts, and will not use the Separate Account to issue any other annuity contracts that would require the Separate Account to be registered under the Act unless so registered. In addition, the Company and the Separate Account will not solicit transfers from the Fixed Account into the Separate Account. Furthermore, the Separate Account will not be used for any other business other than as a funding vehicle for the Contracts.

7.   The Separate Account will re-register under the Act should the number of beneficial owners invested in the Separate Account exceed 100.

8.   The Separate Account will continue to create, maintain and keep current the books and records as set forth in Rules 31a-1 and 31a-2 under the Act for the periods specified by these Rules.

IV.   Conclusion:

For the reasons and upon the facts set forth above and in the application, Applicants submit that

their exemptive request meets the standards set out in Section 6(c) of the Act and that the

Commission, therefore, should grant the requested Order.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Eduardo A. Aleman
Assistant Secretary